UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number 001-40459

ERO COPPER CORP.
(Translation of registrant's name into English)

625 Howe Street, Suite 1050
Vancouver, British Columbia V6C 2T6
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Exhibits 99.1 to 99.5 of this Form 6-K are incorporated by reference as an additional exhibit to the registrant’s Registration Statement on Form S-8 (File NO. 333-264821) and Registration Statement on Form F-10 (File NO. 333-289969).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ero Copper Corp.

	By:	/s/ Deepk Hundal
Name: Deepk Hundal
Title: EVP, General Counsel and Corporate Secretary
Date: May 20, 2026

Exhibit Index

Exhibit Number	Description of Document

99.1	Notice of Meeting
99.2	Management Information Circular
99.3	Form of Proxy
99.4	Notice of Availability of Proxy Materials
99.5	Financial Statement Request Card